Exhibit 4

JOINDER AGREEMENT

The undersigned agrees, effective as of August 19, 2022, to become a party to the Joint Filing and Advocacy Agreement, dated May 31, 2022 (as it may be amended or restated from time to time, the “Joint Filing Agreement”), between (a) Concord IP2 Ltd., Elderhill Corporation and David Delaney; (b) Leonite Capital, LLC and Avi Geller; and (c) Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP and Eric Shahinian.

The undersigned will be considered to be within the term Party under the Joint Filing Agreement. The undersigned agrees to be bound by the terms and conditions of the Joint Filing Agreement.

LEONITE FUND I, LP

By:	Leonite Advisors LLC, its General Partner

By:	/s/ Avi Geller
Name:	Avi Geller
Title:	Managing Member of the GP